Consent of Independent Auditor

We hereby consent to the inclusion in this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2019 of FSD Pharma Inc. (the "Company") of our report dated May 3, 2019 relating to the consolidated financial statements of the Company as at December 31, 2018 and 2017 and for each of the years then ended (the "Report"). We also consent to the incorporation by reference of the Report in the Registration Statement on Form F-10 (No. 333-236780) of the Company.

McGovern Hurley LLP

/s/ McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

March 17, 2020